UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32947 (Registrant)

                                                 001-32948 (Co-Registrant)

iSHARES® S&P GSCI™ COMMODITY-INDEXED TRUST

(Registrant)

iSHARES® S&P GSCI™ COMMODITY-INDEXED INVESTING POOL LLC

(Rule 140 Co-Registrant)

New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

c/o Barclays Global Investors International, Inc.

45 Fremont Street

San Francisco, California 94105

Attn: BGI’s Product Management Team

Intermediary Investors and Exchange-Traded Products Department

(415) 597-2000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Shares (Units of Beneficial Interest)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, iShares® S&P GSCI™ Commodity-Indexed Trust and iShares® S&P GSCI™ Commodity-Indexed Investing Pool LLC certify that they have reasonable grounds to believe that they meet all of the requirements for filing the Form 25 and have caused this notification to be signed on its behalf by the undersigned duly authorized persons.*

Date: December 20, 2007

iShares® S&P GSCI™ Commodity-Indexed Trust (Registrant)

Barclays Global Investors International, Inc.

By:	/s/ LEE KRANEFUSS
Name: Lee Kranefuss Title: President and Chief Executive Officer

By:	/s/ MICHAEL A. LATHAM
Name: Michael A. Latham Title: Chief Financial Officer

iShares® S&P GSCI™ Commodity-Indexed Investing Pool LLC (Rule 140 Co-Registrant)

Barclays Global Investors International, Inc.

By:	/s/ LEE KRANEFUSS
Name: Lee Kranefuss Title: President and Chief Executive Officer

By:	/s/ MICHAEL A. LATHAM
Name: Michael A. Latham Title: Chief Financial Officer

*	The Registrant is a trust and the Co-Registrant is a limited liability company, and the persons are signing in their capacities as officers of Barclays Global Investors International, Inc., the Sponsor of the Registrant and the Manager of the Co-Registrant.